                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                             The Topps Company, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   890786106
                                   ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 10, 2006
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

---------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 2 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO PARTNERS II L.P., SERIES Y
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,953,900
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,953,900
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,953,900
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 3 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO INVESTMENTS II, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,953,900
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,953,900
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,953,900
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 4 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO ADVISORS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              100
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 5 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ERIC ROSENFELD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,954,100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,954,100
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,954,100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 6 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PEMBRIDGE VALUE OPPORTUNITY FUND LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  328,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              328,000
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    328,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 7 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PEMBRIDGE CAPITAL MANAGEMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  328,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              328,000
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    328,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 8 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    TIMOTHY E. BROG
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  352,941
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              352,941
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    352,941
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON*

                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 9 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARNAUD AJDLER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                 USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 10 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN J. JONES
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 11 of 26 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    TOPPS FULL VALUE COMMITTEE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    N/A
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,307,041
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,307,041
               -----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,307,041
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 12 of 26 Pages
----------------------                                    ----------------------

          The following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.   SECURITY AND ISSUER.

          This statement  relates to shares of the Common Stock,  par value $.01
(the "Shares"),  of The Topps Company,  Inc. (the "Issuer").  The address of the principal  executive offices of the Issuer is One Whitehall Street, New York, NY
10004.

Item 2.   IDENTITY AND BACKGROUND.

          (a) This statement is filed by Crescendo Partners II L.P., Series Y, a
Delaware limited partnership  ("Crescendo Partners II"),  Crescendo  Investments
II, LLC, a Delaware limited  liability  company  ("Crescendo  Investments  II"),
Crescendo  Advisors  LLC,  a  Delaware  limited  liability  company  ("Crescendo
Advisors"),  Eric  Rosenfeld,  Pembridge Value  Opportunity  Fund LP, a Delaware
limited  partnership  ("Pembridge  Value"),  Pembridge Capital Management LLC, a
Delaware  limited  liability  company  ("Pembridge  Capital"),  Timothy E. Brog,
Arnaud  Ajdler,   John  J.  Jones  and  the  Topps  Full  Value  Committee  (the
"Committee").  Each of the foregoing is referred to as a "Reporting  Person" and collectively as the "Reporting  Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation  Agreement as further described in
Item 6.  Accordingly,  the Reporting  Persons are hereby filing a joint Schedule
13D.

          Crescendo  Investments II is the general partner of Crescendo Partners
II. The managing  member of Crescendo  Investments II and Crescendo  Advisors is
Eric  Rosenfeld.  By virtue of his position with  Crescendo  Investments  II and
Crescendo Advisors,  Mr. Rosenfeld has the sole power to vote and dispose of the
Issuer's  Shares  owned  by  Crescendo  Partners  II  and  Crescendo   Advisors,
respectively.

          Pembridge  Capital is the investment  manager of Pembridge  Value. The sole manager of  Pembridge  Value is Mr.  Brog.  By virtue of his position  with
Pembridge Value, Mr. Brog has the sole power to vote and dispose of the Issuer's
Shares owned by Pembridge Value.

          The  Committee  is  composed  of  Crescendo   Partners  II,  Crescendo
Investments II, Crescendo  Advisors,  Pembridge Value,  Pembridge  Capital,  Mr.
Rosenfeld,  Mr. Brog, Mr. Ajdler and Mr. Jones.  The Committee is not a business entity and has no place of organization.

          (b) The principal business address of Crescendo Partners II, Crescendo
Investments II, Crescendo Advisors, Mr. Rosenfeld and Mr. Ajdler is 10 East 53rd
Street, 35th Floor, New York, New York 10022.

          The principal  business address of Pembridge Value,  Pembridge Capital and Mr. Brog is 708 Third Avenue, 22nd Floor, New York, New York 10017.

          The principal  business  address of Mr. Jones is 350 West 50th Street,
New York, New York 10019.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 13 of 26 Pages
----------------------                                    ----------------------

          (c) The  principal  business of Crescendo  Partners II is investing in securities.  The principal business of Crescendo Investments II is acting as the general  partner of  Crescendo  Partners  II. The  principal  occupation  of Mr.
Rosenfeld is serving as the managing  member of Crescendo  Investments II and as the  managing  member of the  general  partner  of  Crescendo  Partners  II. The principal  occupation of Mr. Ajdler is serving as managing director of Crescendo
Partners  II. The  principal  business of  Crescendo  Advisors is  investing  in securities.

          The principal  business of Pembridge  Value is acquiring,  holding and disposing  of  investments  in various  companies.  The  principal  business  of
Pembridge  Capital is serving as the investment  manager of Pembridge Value. The principal  occupation  of Mr. Brog is serving as the sole  manager of  Pembridge
Value and the President of Pembridge Capital.

          The principal occupation of Mr. Jones is an attorney.

          (d) No  Reporting  Person  has,  during  the  last  five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

          (e) No Reporting Person has, during the last five years, been party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent
jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Messrs.  Rosenfeld,  Jones and Brog are  citizens  of the  United
States of America. Mr. Ajdler is a citizen of Belgium.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The  aggregate  purchase  price  of  the  1,953,900  Shares  owned  by
Crescendo Partners II is $17,394,203.41,  including brokerage  commissions.  The
Shares owned by Crescendo Partners II were acquired with partnership funds.

          The  aggregate  purchase  price of the 100 Shares  owned by  Crescendo
Advisors  is  $867.00,  including  brokerage  commissions.  The Shares  owned by
Crescendo Advisors were acquired with working capital.

          The aggregate  purchase price of the 100 Shares held by Eric Rosenfeld and Lisa  Rosenfeld  JTWROS is $867.00,  including  brokerage  commissions.  The
Shares owned by Mr. and Mrs. Rosenfeld were acquired with personal funds.

          The aggregate  purchase price of the 328,000 Shares owned by Pembridge
Value is $2,633,073.00,  including  brokerage  commissions.  The Shares owned by
Pembridge Value were acquired with partnership funds.

          The aggregate purchase price of the 24,941 Shares owned by Mr. Brog is
$210,297.90,  including brokerage commissions. The Shares owned by Mr. Brog were acquired with personal funds.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 14 of 26 Pages
----------------------                                    ----------------------

Item 4.   PURPOSE OF TRANSACTION.

          The  Reporting  Persons  purchased  the Shares based on the  Reporting
Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and
represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

          On May 17, 2006,  the Committee  filed a preliminary  proxy  statement with the Securities and Exchange Commission in connection with the Issuer's 2006 annual meeting of  stockholders,  or any other meeting of  stockholders  held in
lieu   thereof,   and  any   adjournments,   postponements,   reschedulings   or
continuations  thereof  (the  "Annual  Meeting")  soliciting  proxies  from  the
Issuer's stockholders for the following:

     1.   To elect the Committee's slate of director nominees,  Timothy E. Brog,
          Arnaud  Ajdler  and  John J.  Jones  (the  "Nominees"),  to  serve  as directors of the Issuer for a term that expires at the annual  meeting of stockholders to be held in the year 2009;

     2.   To approve a non-binding  proposal  recommending  that the Topps Board amend the Restated  Certificate  of  Incorporation  of the Issuer (the
          "COI") to declassify the Topps Board;

     3.   To approve a non-binding  proposal  recommending  that the Topps Board amend the COI to allow  stockholders  of the  Issuer to call a special meeting of stockholders; and

     4.   To approve a non-binding  proposal  recommending  that the Topps Board amend  the  Restated  Bylaws of the  Issuer  (the  "Bylaws")  to allow stockholders  holding at least 15% of the outstanding capital stock of the Issuer to call a special meeting of stockholders.

          Upon  finalization of its proxy  materials,  the Committee  intends to solicit  proxies  from the  stockholders  of the  Issuer  in order to elect  the
Nominees and to adopt the stockholder proposals.

          No  Reporting  Person has any  present  plan or  proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule  13D except as set forth in this  Schedule  13D or such as would occur upon completion of any of the actions  discussed above.  Each of the
Reporting  Persons  intends  to review  his/its  investment  in the  Issuer on a continuing  basis and engage in discussions with management and the Board of the
Issuer  concerning  the  business,  operations  and future  plans of the Issuer.
Depending  on  various  factors  including,  without  limitation,  the  Issuer's

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 15 of 26 Pages
----------------------                                    ----------------------

financial  position  and  investment  strategy,  the price levels of the Shares,
conditions  in  the  securities   markets  and  general  economic  and  industry
conditions,  each of the  Reporting  Persons may in the future take such actions with  respect to his/its  investment  in the Issuer as he/it  deems  appropriate including,  without limitation,  making other proposals to the Issuer concerning changes to the capitalization,  ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of his/its Shares, engaging in short  selling  of or any  hedging or similar  transaction  with  respect to the
Shares  or  changing  his/its  intention  with  respect  to any and all  matters referred to in Item 4.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  39,380,471  Shares  outstanding,  which is the total number of Shares  reported to be  outstanding  in the Issuer's  Annual Report on
Form 10-K, as filed with the Securities and Exchange Commission on May 10, 2006.

          As of the close of business  on May 18,  2006,  Crescendo  Partners II beneficially  owned 1,953,900  Shares,  constituting  approximately  5.0% of the
Shares  outstanding.  As the general partner of Crescendo Partners II, Crescendo
Investments II may be deemed to beneficially  own the 1,953,900  Shares owned by
Crescendo   Partners  II,   constituting   approximately   5.0%  of  the  Shares
outstanding.  Crescendo Advisors beneficially owns 100 Shares, constituting less than  1% of  the  Shares  outstanding.  As  the  managing  member  of  Crescendo
Investments II, which in turn is the general  partner of Crescendo  Partners II,
Mr.  Rosenfeld may be deemed to beneficially  own (i) the 1,953,900 Shares owned by Crescendo  Partners II, (ii) 100 Shares by virtue of his position as managing member of Crescendo Advisors and (iii) 100 Shares held by Mr. Rosenfeld and Lisa
Rosenfeld JTWROS, constituting approximately 5.0% of the Shares outstanding. Mr.
Rosenfeld  has sole voting and  dispositive  power with respect to the 1,953,900
Shares  owned by  Crescendo  Partners II and the 100 Shares  owned by  Crescendo
Advisors  by  virtue  of his  authority  to vote  and  dispose  of such  Shares.
Crescendo  Investments II and Mr. Rosenfeld disclaim beneficial ownership of the
Shares held by Crescendo  Partners II,  except to the extent of their  pecuniary interest therein.

          As of  the  close  of  business  on  May  18,  2006,  Pembridge  Value beneficially  owned  328,000  Shares,  constituting  less than 1% of the  Shares outstanding. As the investment manager of Pembridge Value, Pembridge Capital may be deemed to  beneficially  own the 328,000  Shares  owned by  Pembridge  Value, constituting  less than 1% of the  Shares  outstanding.  As the sole  manager of
Pembridge  Value,  Mr. Brog may be deemed to beneficially own the 328,000 Shares owned by  Pembridge  Value and the 24,941  shares  held  directly  by Mr.  Brog, constituting  less than 1% of the Shares  outstanding.  Mr. Brog has sole voting and  dispositive  power with  respect to the 328,000  Shares  owned by Pembridge
Value by virtue of his  authority to vote and dispose of such Shares.  Pembridge
Capital  and Mr.  Brog  disclaim  beneficial  ownership  of the  Shares  held by
Pembridge Value, except to the extent of their pecuniary interest therein.

          Currently,  neither  Mr.  Ajdler nor Mr.  Jones  beneficially  own any
Shares.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 16 of 26 Pages
----------------------                                    ----------------------

          (b) By virtue of his  position  with  Crescendo  Investments  II,  Mr.
Rosenfeld  has the sole power to vote and  dispose  of the  Shares  beneficially owned by Crescendo  Partners II reported in this  Schedule 13D. By virtue of his position with Crescendo  Advisors,  Mr. Rosenfeld has the sole power to vote and dispose of the Shares  beneficially owned by Crescendo Advisors reported in this
Schedule 13D.

          By virtue of his position with Pembridge  Value, Mr. Brog has the sole power to vote and dispose of the Shares  beneficially  owned by Pembridge  Value reported in this Schedule 13D.

          (c)  Schedule A annexed  hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

          (d) No person  other than the  Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

          (e) Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

          On May 19, 2006,  Crescendo  Partners II,  Crescendo  Investments  II,
Crescendo Advisors, Eric Rosenfeld,  Pembridge Value, Pembridge Capital, Timothy
E. Brog,  Arnaud  Ajdler,  John J. Jones and the  Committee  (collectively,  the
"Group") entered into a Joint Filing and Solicitation  Agreement in which, among other things,  the parties  agreed to the joint filing on behalf of each of them of  statements on Schedule 13D with respect to the  securities of the Issuer.  A copy of this  agreement  is  attached  hereto as  Exhibit 1 and is  incorporated herein by reference.

          Pursuant to a letter agreement dated May 1, 2006,  Pembridge Value and
Crescendo  Partners II have  agreed to share  certain  expenses  relating to the proxy contest at the Annual  Meeting.  The percentage of the expenses to be paid by Pembridge  Value is based upon the number of Shares owned by Pembridge  Value divided by the aggregate number of Shares owned by Pembridge Value and Crescendo
Partners II, plus fifteen percent.  The percentage of the expenses to be paid by
Crescendo  Partners  II is based  upon the number of Shares  owned by  Crescendo
Partners II divided by the aggregate  number of Shares owned by Pembridge  Value and  Crescendo  Partners  II,  minus  fifteen  percent.  Legal fees and expenses related to the preparation of the proxy  statement and  solicitation of votes at
Annual  Meeting  shall be paid by  Crescendo  Partners II.  Pembridge  Value and
Crescendo  Partners II have further  agreed not to sell any Shares of the Issuer prior to the Annual Meeting without the consent of the other party.  The parties agreed to form the Committee  for the purpose of  soliciting  proxies or written consents for the election of their slate of directors at the Annual Meeting. The
parties  also  agreed  that  any  SEC  filing,   press  release  or  stockholder
communication  proposed  to be made or  issued by the  Committee  shall be first approved by the parties.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 17 of 26 Pages
----------------------                                    ----------------------

          Other than as described herein, there are no contracts,  arrangements, understandings  or  relationships  among the Reporting  Persons,  or between the
Reporting  Persons and any other person,  with respect to the  securities of the
Issuer.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1.  Joint Filing and  Solicitation  Agreement  by and among  Crescendo
              Partners  II,  L.P.,  Series Y,  Crescendo  Investments  II,  LLC,
              Crescendo   Advisors  LLC,   Eric   Rosenfeld,   Pembridge   Value
              Opportunity Fund LP, Pembridge Capital  Management LLC, Timothy E.
              Brog, Arnaud Ajdler and John J. Jones, dated May 19, 2006.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 18 of 26 Pages
----------------------                                    ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 19, 2006               CRESCENDO PARTNERS II, L.P., SERIES Y

                                    By:    Crescendo Investments II, LLC
                                           General Partner

                                    By: /s/ Eric Rosenfeld
                                        ----------------------------------------
                                    Name:  Eric Rosenfeld
                                    Title: Managing Member

                                    CRESCENDO INVESTMENTS II, LLC

                                    By: /s/ Eric Rosenfeld
                                        ----------------------------------------
                                    Name:  Eric Rosenfeld
                                    Title: Managing Member

                                    CRESCENDO ADVISORS LLC

                                    By: /s/ Eric Rosenfeld
                                        ----------------------------------------
                                    Name:  Eric Rosenfeld
                                    Title: Managing Member

                                    /s/ Eric Rosenfeld
                                    --------------------------------------------
                                    ERIC ROSENFELD

                                    PEMBRIDGE VALUE OPPORTUNITY FUND LP

                                    By: /s/ Eric Rosenfeld
                                        ----------------------------------------
                                    Name:  Eric Rosenfeld
                                    Title: Portfolio Manager

                                    PEMBRIDGE CAPITAL MANAGEMENT LLC

                                    By: /s/ Timothy E. Brog
                                        ----------------------------------------
                                    Name:  Timothy E. Brog
                                    Title: President

                                    /s/ Timothy E. Brog
                                    --------------------------------------------
                                    TIMOTHY E. BROG

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 19 of 26 Pages
----------------------                                    ----------------------

                                    /s/ Arnaud Ajdler
                                    --------------------------------------------
                                    ARNAUD AJDLER

                                    /s/ John J. Jones
                                    --------------------------------------------
                                    JOHN J. JONES

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 20 of 26 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock              Price Per                    Date of
  Purchased/(sold)                  Share ($)                Purchase / Sale
  ----------------                  ---------                ---------------

                      CRESCENDO PARTNERS II, L.P., SERIES Y

        645,000                       8.7468                     4/27/06
         66,000                       8.7841                     4/28/06
        156,800                       8.8366                     5/01/06
        114,000                       8.9698                     5/02/06
         98,600                       8.9940                     5/03/06
        311,100                       8.9923                      5/4/06
          5,400                       9.0014                      5/5/06
         33,000                       9.0000                      5/8/06
         85,000                       8.9966                      5/9/06
        105,700                       9.1092                     5/10/06
         28,500                       9.0477                     5/11/06
         65,100                       8.9617                     5/12/06
         43,400                       9.0151                     5/15/06
        103,200                       8.9948                     5/16/06
         63,100                       8.7466                     5/17/06
         30,000                       8.8260                     5/18/06

                          CRESCENDO INVESTMENTS II, LLC
                                      None

                             CRESCENDO ADVISORS LLC
            100                       8.5200                     4/25/06

                                 ERIC ROSENFELD
            100                       8.5200                     4/25/06

                       PEMBRIDGE VALUE OPPORTUNITY FUND LP
          5,943                       8.0557                     3/13/06
          7,000                       8.0029                     3/14/06
          5,800                       8.3703                     3/15/06
       (11,656)                       8.2341                     3/15/06

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 21 of 26 Pages
----------------------                                    ----------------------

          7,800                       8.4197                     3/22/06
        (5,800)                       8.5700                     3/22/06
        (2,250)                       8.6504                     3/29/06
          4,842                       8.4400                     3/30/06
       (17,946)                       9.2237                     4/03/06
          3,000                       8.7600                     4/06/06
          4,300                       8.7317                     4/07/06
         45,000                       8.0565                     4/10/06
         20,000                       7.6158                     4/11/06
         10,700                       7.7011                     4/17/06

                        PEMBRIDGE CAPITAL MANAGEMENT LLC
                                      None

                                 TIMOTHY E. BROG
          2,000                       7.7510                     4/11/06
            500                       8.8740                     5/15/06
          2,500                       8.7180                     5/17/06

                                  ARNAUD AJDLER
                                      None

                                  JOHN J. JONES
                                      None

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 22 of 26 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

  Exhibit                                                              Page
  -------                                                              ----

1.   Joint Filing  Agreement by and among Crescendo  Partners II,     23 to 26
     L.P.,  Series Y, Crescendo  Investments  II, LLC,  Crescendo
     Advisors LLC, Eric Rosenfeld,  Pembridge  Value  Opportunity
     Fund LP, Pembridge Capital  Management LLC, Timothy E. Brog,
     Arnaud Ajdler and John J. Jones, dated May 19, 2006.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 23 of 26 Pages
----------------------                                    ----------------------

             JOINT FILING AND SOLICITATION AGREEMENT

         WHEREAS,  certain  of  the  undersigned  are  stockholders,  direct  or beneficial, of The Topps Company, Inc., a Delaware corporation (the "Company");

         WHEREAS,  Crescendo  Partners  II, L.P.,  Series Y, a Delaware  limited partnership ("Crescendo Partners II"), Crescendo Investments II, LLC, a Delaware
limited liability company ("Crescendo  Investments II"), Crescendo Advisors LLC,
a Delaware limited liability  company  ("Crescendo  Advisors"),  Eric Rosenfeld,
Pembridge Value Opportunity Fund LP, a Delaware limited partnership  ("Pembridge
Value"),  Pembridge Capital Management LLC, a Delaware limited liability company
("Pembridge Capital"),  Timothy E. Brog, Arnaud Ajdler and John J. Jones wish to form a group for the purpose of (a)  soliciting  proxies at the  Company's  2006 annual meeting of stockholders  (the "Annual  Meeting") to elect the Committee's slate of director nominees, approve a non-binding proposal recommending that the
Topps Board  amend the  Restated  Certificate  of  Incorporation  (the "COI") to
declassify the Topps Board, approve a non-binding proposal recommending that the
Topps Board amend the COI to allow stockholders of the Company to call a special meeting of stockholders and approve a non-binding proposal recommending that the
Topps Board amend the  Restated  Bylaws of the Company  (the  "Bylaws") to allow stockholders  holding  at  least  15% of the  outstanding  capital  stock of the
Company  to call a special  meeting  of  shareholders  and (b)  taking all other action necessary to achieve the foregoing.

         NOW, IT IS AGREED, this 19th day of May 2006 by the parties hereto:

         1. In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange Act of 1934, as amended (the "Exchange  Act"),  each of the undersigned
(collectively, the "Group") agrees to the joint filing on behalf of each of them of statements  on Schedule 13D with respect to the  securities of the Company to the extent required under  applicable  securities  laws. Each of the undersigned agrees to the joint filing of any necessary amendments to the Schedule 13D. Each member of the Group shall be responsible  for the accuracy and  completeness  of his/its own  disclosure  therein,  and is not  responsible  for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

         2. So long as this  Agreement  is in  effect,  each of the  undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig  &  Wolosky
LLP ("Olshan")  and to the other parties of (a) any of their  purchases or sales of  securities  of the Company or (b) any  securities  of the Company over which they acquire or dispose of beneficial ownership.  Notice shall be given no later than 24 hours after each such transaction.

         3. The  relationship of the parties hereto shall be limited to carrying on the  business of the Group in  accordance  with the terms of this  Agreement.
Such  relationship  shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.
Nothing  herein shall  restrict any party's right to purchase  securities of the
Company, as he/it deems appropriate, in his/its sole discretion.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 24 of 26 Pages
----------------------                                    ----------------------

         4. This Agreement may be executed in counterparts,  each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

         5. In the event of any dispute  arising out of the  provisions  of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

         6. Any party  hereto  may  terminate  his/its  obligations  under  this
Agreement only after the first business day following the conclusion of the 2006
Annual Meeting.

         7. Each party  acknowledges  that Olshan  shall act as counsel for both the Group and Crescendo Partners.

         8. Each of the  undersigned  parties  hereby agrees that this Agreement
shall  be  filed  as  an  exhibit  to  the   Schedule   13D   pursuant  to  Rule
13d-1(k)(1)(iii) under the Exchange Act.

                     [REST OF PAGE INTENTIONALLY LEFT BLANK]

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 25 of 26 Pages
----------------------                                    ----------------------

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                    CRESCENDO PARTNERS II, L.P., SERIES Y

                                    By:    Crescendo Investments II, LLC
                                           General Partner

                                    By: /s/ Eric Rosenfeld
                                        ----------------------------------------
                                    Name:  Eric Rosenfeld
                                    Title: Managing Member

                                    CRESCENDO INVESTMENTS II, LLC

                                    By: /s/ Eric Rosenfeld
                                        ----------------------------------------
                                    Name:  Eric Rosenfeld
                                    Title: Managing Member

                                    CRESCENDO ADVISORS LLC

                                    By: /s/ Eric Rosenfeld
                                        ----------------------------------------
                                    Name:  Eric Rosenfeld
                                    Title: Managing Member

                                    /s/ Eric Rosenfeld
                                    --------------------------------------------
                                    ERIC ROSENFELD

                                    PEMBRIDGE VALUE OPPORTUNITY FUND LP

                                    By: /s/ Eric Rosenfeld
                                        ----------------------------------------
                                    Name:  Eric Rosenfeld
                                    Title: Portfolio Manager

                                    PEMBRIDGE CAPITAL MANAGEMENT LLC

                                    By: /s/ Timothy E. Brog
                                        ----------------------------------------
                                    Name:  Timothy E. Brog
                                    Title: President

                                    /s/ Timothy E. Brog
                                    --------------------------------------------
                                    TIMOTHY E. BROG

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 26 of 26 Pages
----------------------                                    ----------------------

                                    /s/ Arnaud Ajdler
                                    --------------------------------------------
                                    ARNAUD AJDLER

                                    /s/ John J. Jones
                                    --------------------------------------------
                                    JOHN J. JONES